Notice to ASX/LSE THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL Rio Tinto completes acquisition of Arcadium Lithium 6 March 2025 Rio Tinto has completed its acquisition of Arcadium Lithium plc (“Arcadium Lithium”) (NYSE: ALTM) (ASX: LTM) for $6.7 billion, following the sanctioning of the Scheme of Arrangement by the Royal Court of Jersey on 5 March. Rio Tinto is now the ultimate parent company of Arcadium Lithium, which will become Rio Tinto Lithium, and will also include the Rincon lithium project. The acquisition establishes Rio Tinto as a global leader in the supply of energy transition materials and as a major lithium producer, with one of the world’s largest lithium resource bases. Rio Tinto Lithium aims to grow the capacity of its Tier 1 assets to over 200 thousand tonnes per year of lithium carbonate equivalent (LCE) by 2028. Complementary technologies and geographies offer compelling value driven by accelerating volume growth in a rising market, projecting significantly higher EBITDA and operating cash flow in the coming years. Rio Tinto Chief Executive Officer Jakob Stausholm said: “Today we are delighted to welcome the employees of Arcadium to Rio Tinto. Together, we are accelerating our efforts to source, mine and produce minerals needed for the energy transition. By combining Rio Tinto’s scale, financial strength, operational and project development experience with Arcadium’s Tier 1 assets, technical and commercial capabilities, we are creating a world-class lithium business which sits alongside our leading iron ore, aluminium and copper operations. “We believe we are well-positioned to deliver the materials needed for the energy transition while maintaining our focus on respecting local communities, minimising environmental impacts and delivering value for shareholders and other stakeholders.” Arcadium Lithium shareholders will receive total cash consideration of $5.85 for each share held at the scheme record date. Rio Tinto will fund the acquisition by drawing on its existing bridge loan facility, which it plans to replace with long-term debt financing. In connection with the completion of the transaction, Arcadium Lithium’s shares, and CHESS Depositary Receipts (CDIs) will be delisted from the New York Stock Exchange (NYSE) and the Australian Securities Exchange (ASX), respectively. Forward Looking Statements This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Transaction, and other information published by Arcadium Lithium, Rio Tinto or any member of the Rio Tinto Group contain statements which are, or may be deemed to be, "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. Such forward looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which Rio Tinto, any member of the Rio Tinto Group or the enlarged group following the Transaction ("Enlarged Group") shall operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. EXHIBIT 99.4

Notice to ASX/LSE The forward looking statements contained in this announcement relate to Rio Tinto, any member of the Rio Tinto Group or the Enlarged Group's future prospects, developments and business strategies, the ability to fully realize the anticipated benefits of the acquisition, and other statements other than historical facts. In some cases, these forward looking statements can be identified by the use of forward looking terminology, including the terms "believes", "estimates", "will look to", "shall look to", "would look to", "plans", "prepares", "anticipates", "expects", "is expected to", "is subject to", "budget", "scheduled", "forecasts", "synergy", "strategy", "goal", "cost-saving", "projects" "intends", "may", "will", "shall", or "should" or their negatives or other variations or comparable terminology. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, such as those set forth in Rio Tinto's filings with the SEC, including Rio Tinto's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024, and Rio Tinto's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on February 20, 2025. Neither Arcadium Lithium or any of Rio Tinto or any member of the Rio Tinto Group, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this announcement shall actually occur. Given these risks and uncertainties, potential investors should not place any reliance on forward looking statements. Specifically, statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature involve, risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. Due to the scale of the Enlarged Group, there may be additional changes to the Enlarged Group's operations. As a result and given the fact that the changes relate to the future, the resulting cost synergies may be materially greater or less than those estimated. The forward-looking statements speak only at the date of this announcement. All subsequent oral or written forward-looking statements attributable to any member of the Rio Tinto Group or Arcadium Lithium Group, or any of their respective associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above. Arcadium Lithium, the Rio Tinto Group and Rio Tinto expressly disclaim any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com